Northern Lights Variable Trust

17605 Wright Street

Omaha, NE 68130

January 23, 2017

Public Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Northern Lights Variable Trust (CIK No. 0001352621, File Nos. 333-131820; 811-21853) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Northern Lights Variable Trust (the "Trust") has determined that the revisions to the principal investment strategies and related revisions contained in Post-Effective Amendment No. 179 filed pursuant to Rule 485(a) on its behalf on September 30, 2016 (accession number SEC Accession No. 0001580642-16-011356) (the "Amendment") will not become operational. Consequently, the Trust believes that it is in the best interests of the Trust and the public that the filing be withdrawn. The Trust further notes that the effective day of the Amendment has been delayed twice, most recently, to January 28, 2017 pursuant to Post-Effective Amendment No. 182 filed pursuant to Rule 485(b) on its behalf on December 22, 2016 (SEC Accession No. 0001580642-16-012798).

Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn. Please direct any questions concerning this letter to me at (631) 470-2619 or Parker Bridgeport at Thompson Hine LLP, counsel to the Trust at (614) 469-3238.

Very truly yours,

/s/ James P. Ash

James P. Ash Esq.

Secretary,

Northern Lights Variable Trust